

December 18, 2012

Via E-mail

Mr. Alex Zuoli Xu
Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Block 1, Area D, Huitong Times Plaza
No. 71 Jianguo Road, Chaoyang District
Beijing 100025, People's Republic of China

> **Re:** **Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 19, 2012**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your letter dated November 9, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 26, 2012.

Overview of Financial Results

Revenues

Online Advertising, page 48

1.   We note your response to prior comment 1. Your overview description should include some of the information provided in your response to provide your investors with relevant information of how each model earns revenue. Further, tell us what consideration you gave to discussing the increase in your online advertising revenues on a fixed, cost-per-sale, and cost-per-action basis. That is, tell us what consideration you

gave to disclosing revenue for each pricing model. In addition, consider disclosing the amount of revenue earned from search engine fees.

<u>Internet Value-added Services, page 48</u>

2.   We have reviewed your response to prior comment 2. Your disclosures should incorporate some of the information provided in your response. In this regard, you should consider disclosing the variety of games you offer including the weighted average estimated life of your games or a range of estimate lives. Please provide us with your proposed disclosures to be included in future filings.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief